SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 18)
_____________________________________

Kforce Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

493732 10 1
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)
 _____________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP No. 493732 10 1	Page 2 of 4

1	Name of reporting person David L. Dunkel I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,079,862
	6	Shared voting power 0
	7	Sole dispositive power 1,079,862
	8	Shared dispositive power 40,849
9	Aggregate amount beneficially owned by each reporting person 1,120,711
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row 9 3.9%
12	Type of reporting person* IN

CUSIP No. 493732 10 1	Page 3 of 4

Item 1.	(a) Name of Issuer: Kforce Inc., a Florida corporation

(b) Address of Issuer’s Principal Executive Offices: 1001 East Palm Avenue, Tampa, Florida 33605

Item 2.	(a) Name of Person Filing: David L. Dunkel

(b) Address of Principal Business Office: 1001 East Palm Avenue, Tampa, Florida 33605

(c) Citizenship: U.S.A.

(d) Title of Class of Securities: Common Stock, par value $0.01

(e) CUSIP Number: 493732 10 1

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.	Ownership

(a) Amount Beneficially Owned (describe): Of the 1,120,711 shares reported pursuant to this Schedule 13G: (1) 40,849 shares are held by the David L. Dunkel 2011 Irrevocable Trust over which Mr. Dunkel has shared dispositive power but no voting power; and (2) 1,079,862 shares are held directly by Mr. Dunkel’s Revocable Trust.

(b) Percent of Class: 3.9%, based on the 28,920,792 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2015.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,079,862

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,079,862

(iv)	Shared power to dispose or to direct the disposition of: 40,849

CUSIP No. 493732 10 1	Page 4 of 4

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of Group
N/A

Item 9.	Notice of Dissolution of the Group
N/A

Item 10.	Certification
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016

By:	/s/ David L. Dunkel
David L. Dunkel